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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
(Amendment No.     )(1)

D.R. Horton, Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
23331A 10 9 (CUSIP Number)

James K. Schuler
828 Fort Street Mall, 4th Floor
Honolulu, Hawaii 96813
(808) 521-5661
with a copy to
Gibson, Dunn & Crutcher LLP
2029 Century Park East, Suite 4000
Los Angeles, California 90067
Attention: Robert K. Montgomery, Esq.
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
February 21, 2002 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box    / /.

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following page(s))

Page 1 of 12 Pages

(1)
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (02-06-98)

CUSIP No. 2331A 10 9	13D	Page 3 OF 12 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

James K. Schuler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	/X/
		(b)	/ /

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Hawaii

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER

5,085,160

		8	SHARED VOTING POWER

-0-

		9	SOLE DISPOSITIVE POWER

5,085,160

		10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,085,160

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

/ /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 2331A 10 9	13D	Page 4 OF 12 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

James and Patricia Schuler Foundation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	/X/
		(b)	/ /

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Hawaii

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER

243,500

		8	SHARED VOTING POWER

-0-

		9	SOLE DISPOSITIVE POWER

243,500

		10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

243,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

/ /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 2331A 10 9	13D	Page 5 OF 12 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

James K. Schuler 1998 Qualified Annuity Trust, James K. Schuler as Sole Trustee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	/X/
		(b)	/ /

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Hawaii

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER

102,994

		8	SHARED VOTING POWER

-0-

		9	SOLE DISPOSITIVE POWER

102,994

		10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

102,994

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

/ /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 2331A 10 9	13D	Page 6 OF 12 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

James K. Schuler Revocable Living Trust, James K. Schuler as Sole Trustee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	/X/
		(b)	/ /

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Hawaii

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER

4,738,716

		8	SHARED VOTING POWER

-0-

		9	SOLE DISPOSITIVE POWER

4,738,716

		10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,738,716

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

/ /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 2331A 10 9	13D	Page 7 OF 12 Pages

Item 1. Security and Issuer

        This statement on Schedule 13D relates to the Common Stock, par value $0.01 per share of D.R. Horton, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1901 Ascension Boulevard, Suite 100, Arlington, Texas 76006.

Item 2. Identity and Background

        (a)  This statement on Schedule 13D is being filed by James K. Schuler ("Schuler"), The James and Patricia Schuler Foundation (the "Foundation"), James K. Schuler 1998 Qualified Annuity Trust, James K. Schuler as Sole Trustee (the "Qualified Annuity Trust") and James K. Schuler Revocable Living Trust, James K. Schuler as Sole Trustee (the "Living Trust" and together with Mr. Schuler, the Foundation and the Qualified Annuity Trust, the "Reporting Persons").

        (b)  The business address for each of the Reporting Persons is 828 Fort Street Mall, Fourth Floor, Honolulu, Hawaii 96813.

        (c)  Mr. Schuler is a member of the Board of Directors and is a Senior Vice President of the Issuer, and is President of the Issuer's Schuler Homes region. The Living Trust and the Qualified Annuity Trust are private trusts established by Mr. Schuler to hold shares of common stock an certain other property. The Foundation was formed to operate exclusively for charitable, literary, educational and scientific purposes, within the meaning of Section 501(c)(3) of the Internal Revenue Code of 1986, as amended.

        (d)-(e) During the five years prior to the date of this Schedule 13D, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any executive officer or director of the Foundation, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and, a result of which proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)    Mr. Schuler and each executive officer and director of the Foundation is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

        The Reporting Persons acquired their shares in the Issuer pursuant to an Agreement and Plan of Merger, dated October 22, 2001, as amended (the "Merger Agreement"), between the Issuer and Schuler Homes, Inc., a Delaware corporation ("Schuler Homes"). Pursuant to the Merger Agreement, on February 21, 2002, the Issuer and Schuler Homes completed the merger of Schuler Homes with and into D.R. Horton, with D.R. Horton as the surviving corporation. As a result of the merger, all of the shares of Class A Common Stock and Class B Common Stock of Schuler Homes were converted into the right to receive the merger consideration. The Reporting Persons collectively held 10,441,809 shares of Class A Common Stock, which shares were converted into an amount of cash and shares of the Issuer's Common Stock equal to the base merger consideration.

CUSIP No. 2331A 10 9	13D	Page 8 OF 12 Pages

Item 4. Purpose of the Transaction

        On February 21, 2002, pursuant to the Merger Agreement, Schuler Homes merged with and into D.R. Horton, with D.R. Horton surviving the merger. As a result of the merger, the Reporting Persons acquired 5,085,160 shares of the Issuer's Common Stock, in addition to a cash payment. The shares of Common Stock of the Issuer were acquired by the Reporting Persons solely in connection with the merger, and the Reporting Persons intend to hold the shares for investment purposes. Prior to the merger, the Reporting Persons did not own any shares of the Issuer's Common Stock.

        In addition, the Issuer elected Mr. James K. Schuler to the board of directors and appointed Mr. Schuler as a Senior Vice President of the Issuer and President of its Schuler Homes region and in connection with the merger.

        The Reporting Person has no present plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) any change in the board of directors or management of the Issuer or any of its subsidiaries, (iv) any material change in the present capitalization or dividend policy of the Issuer, (v) any other material change in the Issuer's business or corporate structure, (vi) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association, (viii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(b)(4) of the Securities Exchange Act of 1934 or (ix) any action similar to any of those described above. However, the Reporting Person, in his capacity as a member of the Issuer's Board of Directors, may from time to time be involved in discussions which relate to the transactions described in this Item 4. He disclaims any duty to disclose such discussions, plans or proposals of the Issuer or others, except as required by applicable laws and regulations; and he retains his right to modify his plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5. Interest In Securities Of The Issuer.

(a)-(b)

JAMES K. SCHULER:

  (a)
  Amount Beneficially Owned: 5,085,160

    Percentage of Class: 5.23% based upon 97,266,274 Shares outstanding on February 21, 2002.

  (b)
  Number of shares of which such person has:

    (i)
    Sole power to vote or to direct the vote: 5,085,160

    (ii)
    Shared power to vote or to direct the vote: -0-

    (iii)
    Sole power to dispose or to direct the disposition of: 5,085,160

    (iv)
    Shared power to dispose or to direct the disposition of: -0-

CUSIP No. 2331A 10 9	13D	Page 9 OF 12 Pages

THE JAMES AND PATRICIA SCHULER FOUNDATION

(a)
Amount Beneficially Owned: 243,500

  Percentage of Class: 0.25% based upon 97,266,274 Shares outstanding on February 21, 2002.

(b)
Number of shares of which such person has:

    (i)
    Sole power to vote or to direct the vote: 243,500

    (ii)
    Shared power to vote or to direct the vote: -0-

    (iii)
    Sole power to dispose or to direct the disposition of: 243,500

    (iv)
    Shared power to dispose or to direct the disposition of: -0-

JAMES K. SCHULER REVOCABLE LIVING TRUST

(a)
Amount Beneficially Owned: 4,738,716

      Percentage of Class: 4.87%, based upon 97,266,274 Shares outstanding on February 21, 2002.

(b)
Number of shares of which such person has:

    (i)
    Sole power to vote or to direct the vote: 4,738,716

    (ii)
    Shared power to vote or to direct the vote: -0-

    (iii)
    Sole power to dispose or to direct the disposition of: 4,738,716

    (iv)
    Shared power to dispose or to direct the disposition of: -0-

JAMES K. SCHULER 1998 QUALIFIED ANNUITY TRUST

(a)
Amount Beneficially Owned: 102,944

  Percentage of Class: 0.11%, based upon 97,266,274 Shares outstanding on February 21, 2002.

(b)
Number of shares of which such person has:

    (i)
    Sole power to vote or to direct the vote: 102,944

    (ii)
    Shared power to vote or to direct the vote: -0-

    (iii)
    Sole power to dispose or to direct the disposition of: 102,944

    (iv)
    Shared power to dispose or to direct the disposition of: -0-

(c)
The Reporting Person has not engaged in any transactions in the Issuer's Shares during the sixty-day period immediately preceding the date of this Statement on Schedule 13D, except as described elsewhere herein.

(d)
Not Applicable.

(e)
Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect To Securities of the Issuer.

        The Reporting Persons have entered into an affiliate agreement (the "Affiliate Agreement") with the Issuer, pursuant to which the Reporting Persons acknowledge that they may be deemed to be "affiliates" of the Issuer under Rule 145 promulgated under the Securities Act of 1933, as amended (the "Act") and, as such, acknowledge that the transferability of their shares of the Issuer's Common Stock may be restricted under the Act. Further, under the Affiliate Agreement, the Reporting Persons have agreed that they will not offer, sell, pledge or otherwise dispose of the shares of the Issuer's Common Stock received in the merger for the period of time specified in the Affiliate Agreement.

        Other than the Affiliate Agreement, the Reporting Persons have not entered into any contracts, arrangements, understandings or other relationships (legal or otherwise) with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

        Exhibit 1    Affiliate Agreement dated as of October 22, 2001 between James K. Schuler as Chairman of the James and Patricia Schuler Foundation and as trustee for the James K. Schuler 1998 Qualified Annuity Trust and the James K. Schuler Revocable Living Trust and D.R. Horton, Inc.

CUSIP No. 2331A 10 9	13D	Page 10 OF 12 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 28, 2002
Date
/s/ /S/ JAMES K. SCHULER
Signature
James K. Schuler
Name

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SIGNATURE